SECUR

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SEC Mail Processing Section

FEB 28 2017

Washington DC 414

SEC FILE NUMBER
8-37383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AgriCapital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway, Suite 1802
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rurik B. Halaby (212) 944-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rurik B. Halaby, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AgriCapital Securities, Inc. (Company), as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOWELLA A LUMBRES
Notary Public, State of New York
Registration #01LU6184232
Qualified in New York County
Commission Expires March 31, 20__

Rurik B. Halaby, President

Sworn and subscribed to before me this 13Th day of February, 2017.

This report contains (check all applicable boxes):**

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
(x)	(n)	Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of AgriCapital Securities, Inc

We have audited the accompanying statement of financial condition of AgriCapital Securities, Inc], (the Company) as of December 31, 2016 , and the related statements of income , changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of ,Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AgriCapital Securities, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

AGRICAPITAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Assets		
Cash and equivalents	$	32,663
Prepaid expense		1,152
Total Assets	$	33,815

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable & accrued expenses	$	1,500
Total Liabilities		1,500
Stockholders' equity		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 100 shares		100
Preferred stock, $1 par value, authorized 1,000 shares, no shares issued and outstanding		-
Additional paid in capital		56,609
Retained earnings		(24,394)
Total Stockholders' Equity		32,315
Total Liabilities and Stockholders' Equity	$	33,815

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Interest and dividends	$ 35
Total	35
Expenses	
Regulatory fees and expenses	2,848
Other operating expenses	15,463
Total operating expenses	18,311
Net loss	$ (18,276)

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows used in operating activities:		
Net loss	$	(18,276)
Adjustments to reconcile net loss to net cash (used) from operating activities:		
Changes in operating assets and liabilities:		
(Increase) in tax refund		8,200
Increase in accounts payable		100
Net cash (used) from operating activities:		(9,976)
Cash flows from financing activities:		
Capital contributions by parent company		18,296
Net cash provided by financing activities:		18,296
Net increase in cash		8,320
Cash and cash equivalents at beginning of year		24,343
Cash and cash equivalents at end of year	$	32,663

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid In Capital	Retained earnings	Total
Balance, January 1, 2016	$ 100	$ 38,313	$ (6,118)	$ 32,295
Net loss	-	-	(18,276)	(18,276)
Non-cash capital contributions		18,296	-	18,296
Balance, December 31, 2016	$ 100	$ 56,609	$ (24,394)	$ 32,315

See independent auditor's report and accompanying notes to the financial statements.

1. *ORGANIZATION AND NATURE OF BUSINESS*

AgriCapital Securities, Inc. (the "Company"), was incorporated on January19, 1987 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective May 1, 1987.

The Company was formed for the purpose of providing investment banking services to clients involved in the private placement of securities, primarily in the agribusiness and doing business in the United States. These clients require registered broker/dealers to provide the placement and issuance of security interests. The Company is registered with the SEC and is licensed to do business in New York and New Jersey.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3 under paragraph (k)(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses recorded when incurred. The Company files its income tax returns using the cash basis of accounting.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of Federal and State corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. The Company is subject to New York City General Corporation Tax.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

3. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $31,163, which was $26,163 in excess of the amount required.

4. *CURRENT AND FUTURE OPERATIONS*

The company is wholly owned by AgriCapital Corporation and the parent company uses AgriCapital Securities, Inc., when they have need for a registered broker-dealer to participate in the transaction.

5. *CAPITAL STOCK AND RELATED PARTY TRANSACTIONS*

The Company has issued 100 shares of $1 par value common stock (100%) ownership to AgriCapital Corporation.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 2016, the Company does not have any outstanding commitments or contingencies.

7. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 1, 2017, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

AGRICAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:		
Total stockholder's equity	$	32,315
Deductions and/or charges:		
Non-allowable assets:		(1,152)
Net capital before haircuts on securities positions		31,163
Haircuts on securities positions		-
Net Capital	$	31,163
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	1,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	26,163
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	25,163
Ratio: Aggregate indebtedness to net capital is		5%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2016)	
Net capital as reported in Company's Part IIA unaudited Focus Report	31,163
Audit adjustments	
Net capital, per above	31,163

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of AgriCapital Securities, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) AgriCapital Securities, Inc (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that AgriCapital Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

AgriCapital Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2016

AgriCapital Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

AgriCapital Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Rurik Halaby, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Rurik Halaby, President